Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated April 27, 2021

(Supplementing Prospectus Supplement Dated March 26, 2021

to Prospectus Dated March 19, 2021)

Registration No. 333-254538

Sociedad Química y Minera de Chile S.A.

Shares of Series B Common Stock (including Shares represented by American Depositary Shares)

This free writing prospectus of Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) relates to the preemptive rights offering made to holders of our Series B common stock (“Series B common shares”) and holders of our American Depositary Shares (“ADSs”) representing Series B common shares in connection with a capital increase approved by our shareholders on January 22, 2021 (the “preemptive rights offering”). The preemptive rights offering is described in our prospectus supplement dated March 26, 2021 (the “prospectus supplement”) to the prospectus dated March 19, 2021 (the “prospectus”) included in the registration statement on Form F-3 with registration number 333-254538 (the “registration statement”).

The preemptive rights offering subscription period, during which our Series B common shareholders received transferable rights to subscribe for new Series B common shares, commenced on March 26, 2021 and expired at 12:00 midnight (the end of the day) (Santiago, Chile time) on April 24, 2021. A total of 21,687,559 Series B common shares (including 8,603,219 Series B common shares represented by ADSs) were subscribed for in the preemptive rights offering.

In connection with the capital increase described above, we will conduct an offering of 754,373 new Series B common shares that were not purchased in the preemptive rights offering. We will make an offering in accordance with Chilean law and the rules of the Santiago Stock Exchange through an auction conducted through the Santiago Stock Exchange known as a remate (“auction/remate”). An auction/remate is a process of buying and selling shares in which orders are taken by offer brokers prior to the auction and shares are awarded to the offer broker presenting the highest bid.

The offering will consist of an offering of 754,373 Series B common shares to (i) the public in Chile (the “Chilean offering”) and (ii) investors outside Chile, including in the United States (the “international offering” and, together with the Chilean offering, the “offer” or the “offering”). A more detailed description of the processes involved for an auction/remate is included below under “The Offering.” We expect to commence the auction/remate on April 28, 2021.

Our ADSs are traded on the New York Stock Exchange under the symbol “SQM” and our Series B common shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange under the symbol “SQM-B”.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined whether this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our company and our Series B common shares have been registered with the Comisión para el Mercado Financiero (the Chilean Financial Market Commission (the “CMF”)). The CMF has not approved or disapproved of these securities.

In this free writing prospectus, unless the context otherwise requires, all references to “SQM,” the “company,” the “issuer,” “we,” “us” and “ our” are to Sociedad Química y Minera de Chile S.A., a company organized and existing under the laws of the Republic of Chile, and its consolidated subsidiaries.

SQM has filed the registration statement, the prospectus supplement and this free writing prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read this free writing prospectus and the prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about SQM and this offering. You may obtain these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus supplement and prospectus if you make a request in writing to any of: BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, or by email at dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; or Banco BTG Pactual S.A. — Cayman Branch, Attention: Prospectus Department, 601 Lexington Avenue, 57th Floor, New York, NY 10022, or by e-mail at OL-BTGPactual-ProspectusDepartment@btgpactual.com.

The prospectus supplement can also be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0000909037/000110465921042556/tm2110298-3_424b2.htm

April 27, 2021

THE OFFERING

The offering may be conducted using any structure deemed appropriate by us and compliant with applicable law, including, but not limited to, the following:

•	with the use of placement agents, or

•	as a direct offer of our Series B common shares to investors.

Auction/Remate

Process

The Series B common shares may be sold through one or more auctions/remates on the Santiago Stock Exchange, in compliance with Chilean law and the rules of the Santiago Stock Exchange. In an auction/remate, an offer broker builds a book of investors and determines a single price (which may not be below the price per Series B common share offered during the preemptive rights offering period described below) at which all of the offered Series B common shares will be purchased (the “combined bid”). The offer broker will submit its combined bid in an open auction in which all the Series B common shares are offered, either live through an auctioneer or electronically, and awarded to the broker presenting the highest bid, which could be a broker other than the offer broker. If the offer broker’s bid is accepted, the offer broker will then distribute Series B common shares to investors in accordance with the order book. The issuer may also choose to divide the total number of Series B common shares into tranches, which may be offered through several auctions/remates.

The only restriction on pricing in the auction/remate to be complied with by SQM is set forth in Article 29 of Supreme Decree 702 of 2011 of the Ministry of Finance (Reglamento de Sociedades Anónimas), pursuant to which the Series B common shares cannot be offered within the 30 days following April 24, 2021 (which was the end of the preemptive rights offering period) at a price below the minimum US$50.00 per share price offered during the preemptive rights offering period or on more favorable terms than those offered to shareholders (or transferees of any preemptive right) during such preemptive rights offering period. Following this 30-day period, the Series B common shares may be offered under conditions and at prices different from those of the preemptive rights offering period, provided that such offer is made through a Chilean stock exchange.

Each auction/remate is expected to occur on April 28, 2021 and to settle on a T+2 basis on April 30, 2021.

Use of Chilean Broker

To purchase Series B common shares in the auction/remate, investors will need to participate through an authorized Chilean broker that is a member of the Santiago Stock Exchange. Brokers that are not authorized Chilean brokers will need to submit their bids, either for their own account or on behalf of their customers, through an authorized Chilean broker. Potential investors and brokers that wish to submit bids in the auction/remate and do not have an account with an authorized Chilean broker must either establish such an account prior to bidding in the auction/remate or cause a broker that has such an account to submit a bid through that account. Larrain Vial S.A. Corredora de Bolsa, BTG Pactual Chile S.A. Corredores de Bolsa and J.P. Morgan Corredores de Bolsa SpA will serve as the offer brokers in connection with the auction/remate of the Series B common shares.

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Eligibility to Use Chilean Broker

In order to be eligible to purchase Series B common shares through an authorized Chilean broker, each prospective investor that is not a Chilean resident must (i) establish a foreign investment capital funds account with an authorized Chilean broker, (ii) obtain a Chilean taxpayer number (RUT) and (iii) provide the authorized Chilean broker with a fully executed broker letter of instruction, which will include the maximum number of Series B common shares to be purchased and maximum purchase price.

Chilean Share Settlement

Pursuant to Chilean law, the rules of the Santiago Stock Exchange and the terms and conditions of the auction/remate that we and the offer brokers register with the Santiago Stock Exchange, the offer brokers, on our behalf, will deliver the Series B common shares to prospective purchasers against payment therefor, which typically occurs on the second business day following the formal award of these shares (the “remate share settlement date”). The Series B common shares are expected to be ready for delivery through the book-entry system of DCV Registros S.A. on the remate share settlement date. Payment for the Series B common shares will be required to be made in Chilean pesos.

The Series B common shares awarded in the auction/remate will be eligible for deposit in our ADS facility, subject to the terms of the Deposit Agreement, pursuant to which the ADSs will be issued, including payment of additional ADS issuance fees or other related depositary fees.

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